REMINDER

ANNUAL GENERAL MEETING OF SHAREHOLDERS

JUNE 5, 2003

Toronto, June 3, 2003 – GOLDCORP INC. (GG: NYSE; G: TSX) is pleased to remind you that our Annual General Meeting of Shareholders will be held on Thursday, June 5, 2003 at 4:00 p.m. at the Glenn Gould Studio, Canadian Broadcasting Centre, 250 Front Street West, Toronto.

This Meeting will be available live on the internet via a webcast at http://www.corporate-ir.net/ireye/ir_site.zhtml?ticker=GG&script=1020&item_id=ew,736647,1,80347,292360,328319,1&layout=6.  The presentation slides will be available for viewing at Goldcorp’s website, www.goldcorp.com after the meeting.

Goldcorp’s Red Lake Mine is the richest gold mine in the world.  The Company is in excellent financial condition: has NO DEBT, a Large Treasury and Strong Cash Flow and Earnings.  GOLDCORP is completely UNHEDGED and pays a dividend six times a year.  Goldcorp’s shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

Gold is better than Money, Goldcorp is Gold!

For further information, please contact:

Chris Bradbrook                                                           Corporate Office:

Vice President, Corporate Development                        Goldcorp Inc.

Telephone:  (416) 865-0326                                          145 King Street, West, Suite 2700

Facsimile:    (416) 361-5741                                          Toronto, Ontario

Email:  cbradbrook@goldcorp.com                               Canada  M5H 1J8

General enquiries:  (800) 813-1412                                Email:      info@goldcorp.com

(Canada and United States)                                           Website:  www.goldcorp.com